Via Facsimile and U.S. Mail
Mail Stop 6010

April 27, 2009

Dr. Garo H. Armen, Ph.D.
Chairman and Chief Executive Officer
Antigenics, Inc.
3 Forbes Road
Lexington, MA 02421

> **Re: Antigenics, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 9, 2009**
> **File Number 000-29089**

Dear Dr. Armen:

We have completed our review of the above listed filing and have no further comments at this time.

Sincerely,

Jeff Riedler
Assistant Director